EXHIBIT 99.1


                        Given Imaging First Quarter 2005
                          Conference Call Transcription

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging first quarter 2005 conference call. At this time I would like to inform you that all participants are in a "listen only" mode.

Before we begin, I'd like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company's current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company's annual report on Form 20-F filed March 25, 2005. The company undertakes no obligations to update any projections or forward-looking statements in the future.

At the request of the company we will open the conference up for questions and answers after the presentation.

I will now turn the call over to Gavriel Meron, president and CEO of Given Imaging. Please go ahead.

Gavriel Meron: - Thank you.
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Good morning everyone and thank you for joining us for our first quarter 2005 call. With me today is Zvi Ben David, our Chief Financial Officer.

After my remarks regarding the first quarter, Zvi will provide a financial update, and then we'll turn the call back to the moderator for questions and answers.

First of all, I am happy to report another quarter of high growth. We sold $22 million this quarter, 73% above the first quarter of last year. 76% of these sales came from recurring revenue, with nearly 30,000 PillCam SB sold in the quarter. A new record! The continued fast growth in our PillCam SB sales is a clear validation of our business model.

Our PillCam ESO is poised for growth. During the quarter, together with our partner InScope, we established and trained one of the largest sales forces in the GI device market. In the United States, more than 120 sales reps from both companies have already received training and are out in the field promoting the Given PillCam and platform to gastroenterologists. The Given sales force has already established an installed base in the U.S. of more than 1,400 systems. During the quarter we completed the effort of upgrading more than 90% of our installed base to Rapid 3, which is compatible with PillCam ESO. This milestone entitled us - and we received already - an additional milestone payment from InScope of $5 million. More than 700 of our customers took the opportunity to purchase the special promotion of PillCam ESO plus the new DR 2, and are ready to start doing procedures, as soon as reimbursement is available. In Israel, 3 insurers (Clal, Menora and Shiloach) have already expanded their policies beyond PillCam SB to provide reimbursement also for PillCam ESO for all indications. It is an interesting development, because these policies offer the physician and patient the choice between standard endoscopy and PillCam ESO for diagnosing suspected esophageal disease. Importantly, in the United States, ours and InScope's reimbursement teams began efforts to obtain reimbursement for PillCam ESO and we do expect to see U.S. coverage announcements as a result of these ongoing efforts. Another significant development this quarter for the PillCam ESO was the presentation and consensus at ICCE around the use of PillCam ESO for the diagnosis and monitoring of patients with

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esophageal varices. Esophageal varices are a serious consequence of portal hypertension resulting from chronic liver disease such as cirrhosis, that affects approximately 400,000 people in the United States. Varices need to be monitored since increase in their size may lead to rupture and bleeding and the mortality rate from variceal bleeding is higher than 20%. Initial clinical results in 32 patients were presented at ICCE, showing that PillCam ESO findings had 100% sensitivity and a 100% negative predictive value when compared to the gold standard of endoscopy, with the additional advantage of not requiring sedation, which in these patients is a high risk factor. Now this is a key point
- if we look back at the way we entered the small bowel market, our entry point had no reimbursement and no platform, with less than 20 sales reps, and we focused in the first stage on the 50,000 obscure bleeders in the United States. Clearly, our entry point into the PillCam ESO market has significantly greater potential moving forward, as reimbursement announcements will be released.

Moving on to ICCE - In March, more than 440 physicians from 33 countries attended ICCE, our International Conference on Capsule Endoscopy. During the conference, international thought leaders convened and reached consensus on the role of Capsule Endoscopy for GI disease indications, including obscure bleeding, small bowel tumors, IBD, suspected Crohn's, celiac, screening for Barrett's and esophageal varices. This consensus is expected to be published as a supplement in the June issue of Endoscopy, providing it with the validation of peer review. 230 posters and abstracts were accepted for presentation by the co-chairmen of the ICCE. The co-chairmen were leading gastroenterologist: Dr. Blair Lewis, from Mt. Sinai in New York, Dr. Jean Francois Rey, President of the European Society for Gastroenterology - the ESGE, and Dr. Ernst Seidman , Chief of GI at McGill Hospital, Montreal.

We continued intensive efforts and made progress during the quarter in the development of the PillCam(TM) COLON. This is an ingestible video capsule for screening the colon. This product will allow us to leverage further on the Rapid platform - we already have a significant platform out there. As you know, the market for colorectal cancer screening is one of the largest opportunities in gastroenterology. The professional guidelines are that

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every adult over the age of 50 is considered at average risk for colon cancer and should be screened. The market in the United States alone is approximately 17 million procedures per year, of which only 7 million are performed today, primarily by colonoscopy.

At the coming Digestive Disease Week meeting, to take place May 15-19, in Chicago, we plan to commence site selection for initial clinical trials with the product, which are expected to begin later this year. We expect to submit the product for clearance by FDA and launch it in Europe in 2006.

I'd like to take a moment to review additional reimbursement received in the first quarter beginning with PillCam SB reimbursement

In the U.S., a number of payers with 5 million covered lives expanded their coverage for PillCam SB to cover expanded indications. As a result, the U.S. population with reimbursement for these indications grew to 172 million, out of a total covered lives of 206 million. Now that we have succeeded in building a broad base of coverage for these indications, we are shifting our efforts with payers to move PillCam SB earlier in the diagnostic algorithm to become the first line tool for diagnosing suspected small bowel disease. We expect that the coming publication of the ICCE consensus in the peer reviewed journal "Endoscopy", will help payers make that decision. The recent economic outcomes analysis by TJU showing potential cost-saving by performing PillCam SB as a first line tool in the diagnosis of suspected Crohn's disease will also assist in achieving this goal.

I am please to report that the progress in Europe is continuing following the decision in the U.K. by National Health Service in December. This quarter, in Germany, private insurers approved reimbursement for capsule endoscopy as a first line tool for diagnosing the source of obscure gastrointestinal bleeding in the small bowel. This decision provides reimbursement for the 8.2 million German citizens who are covered by private insurance. This is also significant because it does provide us with a clear indication that the public

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health service in Germany will follow suit and approve reimbursement. However, we can't accurately predict when that will happen.

I would now like to turn the call over to Zvi Ben David, our Chief Financial Officer.

Zvi Ben-David: Thank you, Gabi.

In Q1, we achieved sales of $22 million, a 73% increase over sales in Q1 of last year. 74% of sales were in the US, 26% in Europe and the rest of the world.

We sold 29,340 PillCam SB in the quarter, 55% higher than in Q1 of last year and 11% over sales in Q4 of 2004.

The U.S. continues to drive our growth, with approximately 21,200 units of PillCam SB sold in the U.S. this quarter.

Of the total PillCam SB sold, 27,900 represent reorders an increase of 58% over Q1 of 04 and 15% more than Q4 of 2004.

To date, we've sold cumulatively 201,000 PillCam SB.

PillCam SB usage in the U.S. was 1.17 per system per week compared to 1.15 in Q4 of 2004.

In terms of revenue breakdown, PillCams accounted for 73% of total revenues, of which PillCam SB sales were 62%, and PillCam ESO were 11%.

The remaining 27% of sales are divided as follows:
11% workstations; 13% Data recorders; and 3% service.

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Worldwide, we sold 145 systems in the quarter, compared to 134 systems sold in
Q1 of 04.

100 workstations, or 69% of total workstation sales this quarter, were sold in the U.S.

This brings our cumulative system deliveries, worldwide, to 2,430, of which 1,432 systems are installed in the U.S.

Sales of DataRecorders totaled 623, with 540, or 87% of total recorders, sold in the U.S.

424 DR-2s were sold as part of the promotion kit together with 4,240 PillCam ESO. In addition, 2,300 PillCams were sold to InScope at a reduced price of $150 for clinical trials, evaluations and other marketing purposes.

Gross profit in Q1 reached $15.6 million or 70.9% of sales, compared to $9 million or 70.7% in Q1 of last year. Gross margin this quarter was similar to the previous quarter primarily due to the continuation of the special promotion, which was completed at the end of this quarter.

Operating profit in Q1 was $854,000, compared to an operating loss of $833,000 in Q1 of last year.

Financing income this quarter was affected by the appreciation of the U.S. dollar against the Euro and the Yen, offsetting most of the income from interest received on our cash balances.

The profit for Q1 was $1.2 million, or 4 cents per share on a diluted basis, compared to a loss of 2 cents per share in Q1 of 2004. This quarter is our fourth consecutive profitable quarter.

Collections continued to be strong and we collected $20.5 million in Q1

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In addition we have invested $2.9 million in fixed assets, mainly for expanding our production capacity for both PillCam SB and ESO and consolidating our facilities in Yoqneam.

Our cash balance at the end of the quarter was $81.8 million, compared to $25.3M last year.

Now back to you Gabi.

Gavriel Meron: Thanks Zvi.

Before the Q&As, I'd like to comment on our second quarter 2005 guidance. We expect sales of $22 to $24 million, with earnings between 6 and 10 cents per share. As you know, Q2 is typically a far stronger quarter in revenue than Q1. Our Q1 sales, excluding the promo and purchases by InScope for clinical trials and marketing amounted to $18.2 million. Therefore our guidance of $22 to $24 million in the second quarter does reflect significant real growth over the first quarter.

The guided EPS for the second quarter also reflects an increase in the level of our ongoing investments in new product development, expansion of U.S. sales and marketing activities and expanding our organization in Japan in preparation for approval by the Ministry of Health in Japan later this year.

Looking further, we do expect that Q3 will be affected by the summer seasonality. In Q4, we expect to see the cumulative effect of ours and InScope's efforts translate to significant growth in sales. We therefore confirm the annual guidance we provided last quarter of $95 - 105 million in revenue and earnings per share of 40 to 50 cents per share.

Moderator, you may open the call for questions now.

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Operator: Thank you, Sir. If you would like to ask a question, please press star one on your telephone at this time. If you are using a speakerphone, please be sure that your mute function is turned off to allow that signal to reach our equipment. Once again, that's star one for questions.

Our first question comes from Ittai Kidron with CIBC World Markets.

Ittai Kidron: Hey guys, what are your expectations for ESO capsules through the remainder of the year?

Gavriel Meron: Hi Ittai. Thanks for calling. We haven't provided guidance on the exact number of PillCam ESO in any of our future guidances. Clearly what I said, and I think this is what we have to take into consideration, is that reorders of PillCam ESO come as a function of reimbursement announcements. And we have never been able to provide dates for reimbursement announcements, but we have announced them as they come. And what I tried to impart, that we do already have more than 700 accounts that have an ESO in hand, have DR 2.0, that have RAPID 3. And are ready, I would say like a tight spring, to move and start utilizing PillCam ESO as soon as reimbursement announcements in their territories are announced.

That is why expectation that Q4 will be a strong quarter is based on the fact that we already do have a very significant platform. We have a very significant presentation of sales reps in the field who are pushing PillCam ESO. And that is why our expectation is, that as the announcements come out we will see significant re-orders moving forward. Again I said that we'll have the Summer effect, and Q4 should be a significant quarter.

Ittai Kidron: Right. But that implies you are expecting some reimbursement announcements between now and the fourth quarter. Would that be fair on ESO?

Gavriel Meron: That would be fair.

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Ittai Kidron: OK. And should we expect, then, somewhat of a sharp drop off in the second quarter as -- correct me if I'm wrong -- the promotion is now over? And at this point it's just re-orders?

Gavriel Meron: Yes, the promotion was for two quarters. It was completed on March 31st. Our guidance relates to sales of work stations, data recorders, PillCam Small Bowel and PillCam ESO, and the level of [Inaudible] PillCam ESO will define, I would say, the level of the up side, depending on how soon reimbursement announcements will be made. And the difference between where we were in the past, and where we are now is that when they are made, everything is, you know, ready to be utilized, which is very different. And the patients are there. That is the other part of the equation. There are many patients that are candidates for PillCam ESO, far more than patients that are candidates for obscure small bowel bleeding.

Ittai Kidron: OK. Now with respect to this statistic that you provided, the number of capsules per system per week, 1.17 I think was the number for the quarter. Does that include the ESO capsule -- first question? And the second, how would you expect -- or what that figure needs to be in the fourth quarter for you to get that huge significant jump that you expect in the fourth quarter?

Gavriel Meron: Yes. First of all, the 1.17 number relates only the PillCam Small Bowel -- and if you remember we said that one a week reflects the 50,000 obscure bleeders, and what will come beyond reflects the expanded indication. So clearly we have a lot of work there to increase that number. And that is why, as of the national sales meeting at the beginning of this year -- February -- in the middle of the quarter -- we changed the focus of our Given sales force from hunters looking for new accounts, to harvesters to go and develop relationships to change physician behavior. We do have, for the PillCam ESO; we have additional [inaudible] in the field working changing behavior. That can be done only if there's also reimbursement. So that is the linkage that I described earlier.

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I will comment that the 1.17 is an incremental change, and in now way reflects results of the efforts I just said, because we only just started it in Q1. And we also have to change behavior of our sales force before we change behavior of the physician.

However, I would also comment that if we look at the average utilization of the workstation, if we exclude workstations sold in the last six months in Q4 and Q1, then the average utilization is 1.26. So we are seeing some movement there in a positive direction. And we'll continue to monitor that, and we will break out moving forward the utilization of PillCam Small Bowel and the utilization of PillCam ESO, which at this point in time there's nothing much to break out, unless we do announce reimbursement showing those figures as well.

Ittai Kidron: Very good and last question for you, Zvika, with regards to expanded capacity on production, how will that impact depreciation and gross margins? And how should we look at the progress of gross margins through the remainder of the year.

Gavriel Meron: Yes, the addition of another line for PillCam ESO was part of our agreement with J&J. However, I'd like to remind you, they have already given us $15 million in the last [inaudible] quarters, that are not recorded as profit. And I think I've mentioned this before, that as an economist, that really is true profit. And against that, we had commitments and things that we would do against that $15 million. Part of that was to upgrade the installed base. Out of that, we'll have two lines of production of PillCam ESO so that at no point of time would be the situation we cannot deliver. So we did add another line for PillCam ESO. The investment in these lines is not a huge investment. We're talking about around a million dollars a line, and maybe even less. So we don't expect any significant affect on depreciation or margins from that activity.

Ittai Kidron: And we should expect, then, sequential increases though in growing gross margins going forward?

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Garvriel Meron: I think that now we have the promo behind us, we can expect to go back to the margins where we were before, and continue to improve them.

Ittai Kidron: Very good. Good luck, guys.

Gavriel Meron: Thank you, Ittai.

Operator: We'll go next to Amit Hazan at Sun Trust, Robinson Humphrey.

Amit Hazan: Good afternoon to you guys. Just a few questions.

Gavriel Meron: Hi Amit.

Amit Hazan: First of all, on the ESO reimbursement, I'm just curious -- when it does eventually come in the U.S., do you expect it to come kind of in the variety that it's been coming in, in Israel, meaning more generic in terms? Or could it be something more specific, like for example for esophageal varices, specifically?

Gavriel Meron: Yes. There are two levels of activity on the reimbursement for PillCam ESO. There is a level that we've discussed in the past. And when will we have a CPT code and so on. And we said that the submission would be in October this year, the approval, hopefully, sometime next year, to be effective January 1, 2007. Now that is an established CPT code for all PillCam ESO utilization in the United States.

In parallel to that, we are working with payers, and of course as you know, we have quite a portfolio of payers who are paying and covering for PillCam Small Bowel and presenting them together with InScope, the people in InScope who work on reimbursement. And we're presenting them together, the consensus from ICCE, the Thomas Jefferson paper and coming to them with two requests; to update their policies to bring PillCam Small Bowel as a first-line tool for the small bowel and in parallel to that,

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to provide reimbursement for the utilization for PillCam ESO for patients who would ordinarily do gastroscopy. And [inaudible] is a decision by the physician and the patient.

That's what we'd like to see. That's what we do have in the three policies that were announced in Israel. I doubt whether all the policies in the States will look like that. Many of them may start with varices. And varices is a kind of no-brainer. But looking at the patient, sedation is a high risk. They need to be monitored. You want compliance with the monitoring. And we may get policies initially that will cover, initially, only that indication. But note that only that indication is eight times bigger than the initial indication of obscure bleeding. And obscure bleeding was 50,000. We're looking at 400,000. Fifty thousand covers about one a week, while 400,000 gives you potential of eight a week. So that is a significant market. And we'll see. We'll see how we manage how J&J and InScope manage to persuade payers to make the right decisions here.

Amit Hazan: OK, perfect. And then a few questions on J&J -- (1), did they contribute at all to your workstation sales in the quarter? (2) With regard to what you sold to them for the customer evaluation and clinical trials, is that something that we should expect to continue? Or is that just a one-time thing? And then (3), are you still the -- is your product still the only product that their sales force is currently selling?

Gavriel Meron: As to the last question, yes. Currently, we're still the only product that they're selling. So we do have their focused attention.

The other question, whether we expect to see moving forward, sales for market support and so on -- I think that there will be moving forward. I'm not sure that it will be every quarter. And I'm not sure that it will be very significant moving forward. There was, of course, an initial major activity. There probably will be some moving forward, but I would think it won't be very significant. And the proportion of that out of our sales will go and become smaller and smaller for sure.

And the other question about workstations -- as you know, the way we have the agreement with J&J, we do not sell them workstations. We sell to the customers. And

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our sales force, actually installs and closes the sale of the device. So formally, we sold all of them, and J&J sold none. Now informally, of course, is a bit of an exaggeration because, if we had 40 sales reps out there, and they had double that, clearly those reps have some influence on gastroenterologists to help them make a decision to buy a system. But I can't give you exact numbers on that, because there isn't a formal way of having that information.

Amit Hazan: But is it true that they get 10 percent commissions on the workstations? And if that's the case, was there any commissions paid to them on the workstations?

Gavriel Meron: Oh absolutely. They receive -- and because of the difficulty of being able to monitor who exactly did what in the successful sale of the workstation, we decided in our negotiation not to open up an area that would constantly have conflict, but resolve in a very simple way. And that is all workstations in the United States, we pay 10-percent commission to InScope. So that's where the rep in the field has an interest, and a continued interest, in supporting the activity of our sales force in closing deals for workstations, and expand our footprint in the United States. So we did pay 10 percent, and that's in the marketing expenses. We pay 10-percent commissions to InScope on all the revenue from workstation sales in the United States.

Amit Hazan: OK, understood. And then last question -- on the patency pill, just maybe if you could give us an update on the launch progress here in the U.S.?

Gavriel Meron: Yes, the patency pill launch progress, it's moving I think slower than we'd expected. I think what we're seeing here a delay of maybe a quarter in the launch of that product. We still do expect to launch it later on this year.

Amit Hazan: OK. Thanks very much, guys.

Gavriel Meron: Thanks.

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Operator: We'll take our next question from Timothy Lee at Merrill Lynch.

Timothy Lee: Good morning. Just wanted to make sure I heard correctly -- U.S. small bowel PillCam capsules were 21,200. Is that correct?

Zvi Ben David: Yes.

Timothy Lee: In terms of the utilization -- I mean it was clearly a number less than what we were looking for. In terms of the new metric you gave, the 1.26, excluding some of the customers that purchased systems over the last six months -- I mean if we look back historically, I mean how would that number look? Has that 1.26 been relatively stable among that customer base? Or has that been trending upwards?

Gavriel Meron: In Q1, we have seen incremental increases. And this is one of the reasons that we have refocused our efforts in order to take that number, and manage it is a way that we can benefit from the potential that is there. And the potential is far more than that number, obviously. So in Q1, the incremental increase [inaudible] parameters.

Timothy Lee: But I mean on a going-forward basis, I mean when should we see some of the benefits from your current efforts? I mean is that going to be a Q2 event? Or should we start seeing an up tick in the third quarter? Or call it, the 1.17, as kind of a flat-line level here for the next few quarters? I mean how should we be thinking about that?

Gavriel Meron: I think what we should be looking at is an increase in incremental increase. OK? As time goes by, you manage to change behavior more and more. And so it isn't a straight-line type of thing. And obviously, the efforts that and our sales force is doing, in being in front of the physicians and reminding them that they should have a patient. And this patient should take a capsule. And this patient is reimbursed. And by not doing that procedure, they're leaving about a thousand dollars on the table. That will have an effect. And it will have a growing effect. So I think we should expect to see growth in

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capsule utilization will be slow initially, but it will continue to grow. And there will be growth in the growth.

Timothy Lee: OK. And then switching gears here a little bit - in terms of the promotional efforts not complete, how should we think about here the run-rate for the DR 2.0. And in addition, are we essentially discontinuing the DR 1.5, and the 1.0? Should we consider that all reported sales are now predominately the DR 2.0?

Gavriel Meron: Only in the U.S. In the U.S., that's correct.

Timothy Lee: OK. And then just lastly here, in terms of the new colon opportunity - if you are going to start looking for centers here at DDW, I'm assuming that clinical trial design has been all set. Can you just kind of walk us through what some of the patient criteria are in terms of the number of patients you're looking for? What the control arm is going to be, and kind of maybe the cost of what a study like that may cost?

Gavriel Meron: Yes, Tim, we're not starting the trial now. As I said, we'll be starting the trial toward the end of the year. What we want to do is enroll centers, and be able to screen them ahead of time so that we can achieve population, the screening populations and do that in 2006. So we don't expect to see significant costs beyond our guidance in 2004.

Timothy Lee: But could you just give us a framework in terms of the clinical trial design? Are we looking at a couple-hundred patient study? Are we looking at - in terms of what the control arm is going to be - is it going to be a colonoscopy? What type of - in terms of the design - what type of sensitivity - in terms of equivalent or superiority - just any kind of framework you can provide on the trial design would be very helpful.

Gavriel Meron: Yes, OK. I'm not going to go into too many details. But what I will say is that the way we see capsule colonoscopy - the position that we see that product, and this would of course define the protocol of the trial, which I'm not going to talk too much

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now. But so you can understand where we're going, is that today the big concern of gastroenterologists, who are our platform of customers, is virtual colonoscopy, and the fear that patients will migrate from their hands to virtual colonoscopy. What we believe is that if we position capsule colonoscopy between virtual colonoscopy and traditional colonoscopy, we can leave that in the hands of the gastroenterologists, provide them with an alternative.

And if the patient doesn't want to do, the gold standard, which is colonoscopy, then they can offer them PillCam colonoscopy as a yes/no test to whether they need to do colonoscopy or not, instead of doing virtual colonoscopy. But we need to show that we are better than virtual colonoscopy in an initial screening mode of answering the question of whether this patient does or does not need to be referred to colonoscopy. Clearly, that 200 or 300 patients, I doubt whether that will be enough to convince the world that we are better than virtual colonoscopy, in that algorithm. And I would think it would be more than that. And those trials are planned for early next year and into next year. And so it doesn't affect our expenses this year. But we do need to be ready with [inaudible] those three arms; virtual colonoscopy, capsule colonoscopy and traditional colonoscopy.

Timothy Lee: Great. Thank you.

Operator: We'll go next to Peter Bye at Smith Barney.

Peter Bye: Hi. Thanks, guys. Just curious if maybe you give a little more color on what you see the opportunity in Japan when your model assumes entry, and what kind of assumptions, maybe, you're making on adoption there.

Gavriel Meron: Yes, hi Peter. In Japan, our expectation is to get approval from the Ministry of Health to start selling in Japan. You know Japan is the only country in the world that has not yet approved capsule endoscopy. And we hope that that will change later on this year. Once we get approval set in Japan, we can start selling in Japan. But we still do not have reimbursement. And as we all know, reimbursement is the key to

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seeing serious revenue. So I don't see any serious revenue added into Q4. There will be probably some, but no big numbers yet. Reimbursement itself is a process that could take six months to a year. The big advantage in Japan is that, once you do get reimbursement, it's kind of binary reimbursement. It's the whole country. And so in the point of view of the models, our expectations are that we will some sales in Japan, but this is not going to be a huge number until we see reimbursement.

Peter Bye: Right. OK. And then I guess, can you talk a little bit about -- I mean we hear some from, the InScope sales guys are telling docs about a potential for a temporary code on ESO. Can you give a little core color of what they're talking about on that front, and what that would really entail?

Gavriel Meron: Well I think it's similar as what we did with the small bowel. To remind you, we did have a temporary code, a G code about a year before we had the CPT code. I think that J&J knows how to do that, at least as good as Given Imaging, and probably far, far better. So there is an expectation that they will be able to come out with a temporary code so that there will be -- CMS will be able to monitor the actual utilization of this procedure in an orderly manner. Meanwhile, people who are doing this procedure, and there are people who are doing this procedure, are using sometimes a miscellaneous code similar to what we had when we started off in the beginning. And some are already receiving reimbursement on a patient-by-patient basis, just a few cases up until now. But it's encouraging to see the reimbursement has been more than a thousand dollars when it has been approved in those few cases.

Peter Bye: Sure. And just internationally, on SB, have you seen an up tick yet in areas like the UK, or Italy or some specific regions that have recently expanded reimbursement there for beyond, sort of maybe obscure bleeding?

Gavriel Meron: Yes as we said, in the UK, the approval by NICE was for all indications. And however, in the UK, it doesn't come with a check. So the approval is there. Their budget, annual budget completed on March 31st. So even though there wasn't approval in

November of December, January, February and March there wasn't any budget available for that to make a significant impact in utilization. And so we didn't expect to see that, and I think I said it when we announced it. However, as of April 1st, with the new budgets being approved there, and opens up, we do expect to see some traction there. But again, the UK National Health Service is very, very poor national health service. And even though patients have the right to ingest the capsule, the hospital has to have the budget to pay for it. And in many cases they still do not have the budget. So bottom line is we will see improvements there. We're not going to see a huge jump. It may go from currently I think utilization in the UK is about .6. We may see something similar to what we saw in Australia, where initially there will be a jump, when some patients that have been kind of waiting for a long, long time. And these are the recurring patients -- in and out, in and out -- that physicians may decide, "OK, you know, we're going to pay to give them the capsules so that we get rid of these patients and get a diagnosis finally." But we may see some big up tick in Q1. And then afterwards, it will calm down and be around the one in the UK. That's what I would expect to see there.

Peter Bye: OK. And then just as far as you're, you know, management rating on the sales force, on the transition to, you know, pushing greater utilization. I mean you know, 1.17, it seems a little bit low. Is that sort of on track with what, you know, internally you had hoped and desired, or you know, sort of the
1.82 on I guess what you could see a run rate of revenue. Was that, you know, was that considered, internally, a good metric or a poor metric.

And then also, could you also give us, remind us exactly in Q4 what -- if you back out the promotional sales, what your sort of normalized run rate was?

Zvi Ben David: In the fourth quarter, sales after the promo were about $2.7 million.

Gavriel Meron: We had some also ...

Peter Bye: Hello?

Gavriel Meron: Yes. How much, Zvika?

Zvi Ben David: $2.7 million income from the promo kit, which was 344. And we had also some sales of which I can give you in a minute.

Gavriel Meron: Marketing type of capsule sales, so less than 3 million, around 3 million. Zvika will give you the number in a minute.

I just answered the first question. And that is -- when we made the decision to change the sales force, change their focus, change their commission, we did not have an expectation that this would be an overnight event. An event, which requires a lot of management and training. So we didn't expect to see, in our numbers, and in our guidance, to see a jump in utilization as a result of the fact that we now change the commission. We told them to do something different. And now all of a sudden, this is going to change. We didn't expect that. And the range that we provided, 22 to 24, was basically dependent on the upside on ESO reorders. And as you know, their reorders were very, very low or almost nonexistent as a result of the fact that reimbursement has not yet been announced for PillCam ESO in the U.S.

So my expectation -- I think I've answered this before -- is that that number will move. And it will move -- from quarter to quarter, there will be a cumulative affect of this effort. And we'll see that in this number. My expectation is this number will grow from quarter to quarter, will grow less at first, but more as we move on.

Zvi Ben David: The overall number was about 2.8 million.

Gavriel Meron: 2.8 -- OK.

Peter Bye: OK. Thanks, guys. I appreciate it.

Gavriel Meron: OK.

Operator: We'll go next to Ed Shenkan with Wells Fargo Securities.

Ed Shenkan: Good morning, Gavriel and Zvi.

Gavriel Meron: Hi, Ed.

Zvi Ben David: Good morning.

Ed Shenkan: I wanted to follow up on this sales force question earlier. So the sales force is mostly focused on capsules right now. And you know, the workstation is, in many regards, a very tough sale to get, because of capital expenditure. Do you expect workstation sales to continue year-over-year to increase; you know to be flat or to go down, you know, with less emphasis on it?

Gavriel Meron: It's not that there's less emphasis. The emphasis for bringing lead in the relationship with Johnson and Johnson InScope was that, their sales force, and they have double sales force that we have. Their mandate is to do two things -- one is, of course promote PillCam ESO. And the other thing is to increase the footprint, significantly, especially in the clinics. This is a procedure that is beautifully matched for work in the clinic. And they actually are required to provide us with qualified leads and when we say to move from hunt to harvest, the hunt is to find the qualified lead, find someone who's willing to do an evaluation, and then walk them through the selling process.

So our sales force will now, they'll spend what we call windshield time looking for new accounts. And the new accounts will be rolled to us through this very significant sales force that InScope has availed to us in the field. So they will be closing deals on workstations, but they will not be spending time looking for accounts, and hunting for accounts.

Ed Shenkan: OK. So your sales force is still going to have to, you know, make sure to close them. They're just not going to bring in the leads. And then so
....

Gavriel Meron: Ed, the importance of that in our point of view is that we really want to maintain a very strong relationship with each and every one of our accounts. And the way to do that is to be there in the evaluation, to walk them through it, to know who the nurse is to know who is the administrator, know who's responsible for reimbursement of the account, to know what other physicians are on the account, that are currently not doing procedures, and maybe they can do procedures. So all of that really requires us to be in the account. And this is what the focus of the efforts of our sales force is now. And as a result of that, clearly they need to spend more time in the accounts. And we did increase the number of our sales force from 30 to 40 to enable them to focus on the accounts in that way. And if it need be, and we see that there are many more leads in different territories, we will increase that number.

Ed Shenkan: And what's your expectation for workstation units? You know, should it go up year over year?

Gavriel Meron: I'm not sure that we provided guidance on that number. With all the power in the field, there should be an increase. But we haven't given guidance on the specific line item, by the breakdown of the products.

Ed Shenkan: OK. And your sales and marketing number was a little bit less than my estimate. But could you just comment, you know, you did about 10.8 million in sales and marketing in the first quarter, versus 11.1 in the fourth quarter. Yet you know, you brought on the sales reps. Maybe just explain the timing of when those new reps came, and why, you know, the number was slightly down sequentially.

Gavriel Meron: From about $300,000.

Ed Shenkan: Yes. And then were commissions significantly, maybe, down or why would that be?

Gavriel Meron: Ed, you know, I think we mentioned in the 20-F when we did get say $300,000 back from the embezzlement. And that was recorded in marketing expenses. And so when the $300,000 came back, it was recorded in market expenses in a negative way in the quarter.

Ed Shenkan: OK. But did you have, you know, significantly more reps in the first quarter, which would have increased significantly, the sales and marketing expense, or not?

Gavriel Meron: The sales and marketing expenses is a mix of what we've done in Japan, in Europe, in Germany, France and so on, and the U.S. And [inaudible] of a few hundred thousand dollars, I don't think we can break that out for you in the way that you're requesting. We did have more sales people. And they joined at the beginning of the year. We went from 30 to 40. And in February, they were all at the national sales meeting.

Ed Shenkan: OK. So you have about 10 more reps. And sales and marketing was just slightly down. Should we expect it to go significant, you know, to go up from here?

Gavriel Meron: It does go up in Q4. We have UEGW. We have ACG. We had, I think, another meeting in the Far East. In Q1 we had ICCE. These are big dollar items. It's not just a tranlation of head count in the field. It's a bit more complex than that.

Ed Shenkan: OK. That helps. And then last question for Zvi is on the other income line. I'm wondering where to model that going forward. You had, what, about $900,000 of other income in the fourth quarter. We're down to about $100,000 or less in the first. And you know, going forward, I know you're going to hedge. So if rates stay the same, currency rates, you know, what would be the expectation in the second quarter?

Zvi Ben David: What I can tell you is that in the fourth quarter, we had interest income, less of bank charges, of about $400,000. And the effect of the translation losses due to the depreciation of the dollar was about $350,000. So it depends also on the interest rates and return on investment moving forward, it should be at that level -- about that level.

Ed Shenkan: You mean about the $700,000 to $800,000 level in the second quarter?

Zvi Ben David: No, no. I mean about -- if you exclude the translation difference, you should expect about a level of $400,000. We had a very positive affect of translation income in the fourth quarter of last year, which was, which turned in the other direction during this quarter.

Ed Shenkan: OK. That's very helpful. No other questions. Thanks.

Gavriel Meron: Thanks, Ed.

Operator: We'll go next to Michael Freedman at RBC Capital Markets.

Michael Freedman: Hi guys. Just a couple questions for you further on the both the ESO and the COLON. You know, it's an interesting situation, Gavriel, as you talked about kind of the loaded spring with J&J, that there are so many ESO systems in place. But you know they're kind of waiting for reimbursement to get the things actually moving out the door. I was just wondering if you could give us a little bit more color on, you know, how the first reimbursement or two might happen. I mean it seems like some of the insurers had been a little more forward-looking in the past, and what the timing might be.

And then, just kind of two other questions -- I mean can we make an economic case where, you know, it really makes a lot of sense for an insurer to do this on, you know, say, you know, 40-year-old plus males who have had 10 years of GERD or whatever, because you know, it costs $700. And it avoids, you know, tens of thousands of dollars in, you know, in cancer care, or whatever? You know, can we easily make that economic case at this point? And then I was also just kind of curious, you know, kind of given that it's an older male, you know, potentially wealthier market, you know, whether J&J is kind of pursing cash payers. And then I have some questions on COLON, also. Thanks.

Gavriel Meron: Michael, that was a very nice long question, thank you.

Michael Freedman: Well I mean you know, just trying to get a lot of color on this.

Gavriel Meron: Yes I know, I know that's right.

Michael Freedman: It's interesting to have so many systems in the field, and such a great partner. But you know, when are some of the tires going to hit the road?

Gavriel Meron: Right, right. You said you know, "When are we going to see this go out the door"? Actually, it's more when are we going to see them going down the hatch?

Michael Freedman: Right.

Gavriel Meron: The PillCams are out there. We have 700 ...

Michael Freedman: Right.

Gavriel Meron: ...and have PillCam ESO. And they're waiting to -- some of them aren't waiting. Some of them are already using them. But the large majority of them are waiting for reimbursements so that they can utilize them. And as they utilize them, of course, they will order. So that is a process that we expect.

You're saying when are we going to see reimbursement announcements? And you know, I don't think I've ever responded to that question, other than saying that look back what we did with reimbursement announcements for the PillCam small bowel, and I think we'll probably be seeing -- if J&J is as good as Given -- and I think we can all agree that they are far better than us, their relationships in the world of reimbursements and physicians and payers. We should expect to see something similar to what we've done in the past. And there will be announcements. And as they come out, we'll be able to tell you what they are.

Your question about why would anyone do this, basically -- what is the case, the economic case for insurance? If we look at these two elements of this market, one is the screening for GERD. That has already been analyzed. And there are papers published out there saying that it is cost effective to screen for GERD. So the question is, if you have 100 percent or close to 100 percent correlation -- I don't like saying 100 percent even if we have data that says 100 percent, because there will always be something at the end of the day that will make that 100 percent maybe slightly less. But equivalent to gastroscopy in the screening for GERD, then basically the case has been made. And that is why the three insurers in Israel just said OK. "You as a physician, or you as a patient, you need to do gastroscopy. You want to do a capsule, fine. We'll pay the same. So whatever we pay for gastroscopy, we'll pay for that or similar to that." And in that case it makes a lot of sense. Will that make a lot of sense to payers in the United States? Well when the announcements come out, it will be easier me to answer that.

And the other group of patients, and those are the patients that we spoke about, the cirrhotic patients, who have varices, and are required to be monitored regularly, and they have a problem, many of them, these are very sick patients, there's a problem giving them sedation. And the alternative of having a capsule and getting 100 percent sensitivity compared to gastroscopy and 100 percent negative predictive value, why wouldn't payers say, "You know, if we need to monitor these patients, we should be giving them capsules because they will take it, we will monitor them, and we will save their lives." I think that there is very powerful data there.

Michael Freedman: OK. And I mean, you know, just kind of given, kind of the older male, you know, maybe socio-demographic, I mean is there a reasonable cash-paying market that we could go after?

Gavriel Meron: Yes. I mean up to now, what we've seen is a cash-paying market. And the cash-paying market in the health-care business is not a huge market. If you want to go in that route, you have to do DTC, direct to consumer. You have to spend a lot of money on advertising and so on.

Michael Freedman: OK.

Gavriel Meron: Since the path that we're going on is to get reimbursement, there's no point in doing that. There's a lot of point of seeding the marketing, continuing to fight the war, understanding that we're building huge potential in the market, and not feeling uncomfortable that that potential is a bit around the corner, and not yesterday.

Michael Freedman: OK, thanks. And then just on the COLON side -- a couple questions because I was a little bit confused. You talk about -- you talk about starting clinical trials in the U.S., but then submitting to FDA and then launching in Europe.

Gavriel Meron: Yes.

Michael Freedman: Can you just give us -- can you give us a ballpark sense of the, you know, timing of the trials and the FDA submission?

Gavriel Meron: Yes. The FDA submission is going to have to be based on quite a large trial, because we're talking about the screening population. In Europe, there isn't that requirement. In Europe, you can have a CE and start selling in Europe, initial sales. Significant sales will obviously follow those major trials that I discussed. And those major trials are going to happen in 2006. The trials you'll see this year are going to be the initial trials to help us define the final protocol for the major trials. We're not going to start a major trial and then change the protocol in the middle. But we will be doing initial trials toward the end of this year in anticipation of the major trials for FDA that will be done in 2006. But when we do that, you'll be able to base the initial trials. We will be able to start selling in Europe. And that's what I meant by that.

Michael Freedman: OK. OK, that's very helpful. And just last question -- I mean just kind of ballpark. Can you kind of quantify the potential COLON market as against SB and ESO?

Gavriel Meron: Yes. The COLON market, you know there are about 18 million who need to be screened every year. About 7 million of those are being screened by colonoscopy. Into that market, we're talking about a competitive scene where virtual colonoscopy is fighting to get into that market. The advantage that we have in that market is, we go to our customers on the platform that we have there and we say, "OK, let's start doing this as well. And [inadubile] your patients come and do either, PillCam colonoscopy, or traditional colonoscopy." So we'll be in that market. It's quite a significant market, because it is an established reimbursed market. And so it's another -- I would say it's another multi-billion-dollar opportunity. So the small bowel is a multi-billion-dollar opportunity. The ESO is multi-billion-dollar opportunity. And the COLON is another one.

Michael Freedman: Great. Well keep up the good work. Thank you.

Gavriel Meron: Thanks, Michael.

Operator: And we'll take our final question from Lee Brown at Merrill Lynch.

Lee Brown: Hi, how are you?

Gavriel Meron: Hi Lee.

Lee Brown: I just wanted to follow up on the DR 2.0 run rate. I mean normally the amount of recorders averages about 1.5 per system placement. And obviously with the promotion, you guys top ticked north of four recorders per system placement. Are expecting that to return to a more normalized level at, say, 1.5 per system?

Gavriel Meron: Hello?

Lee Brown: Yes?

Gavriel Meron: OK. I thought I was off the line. Yes it should go back to normal. What we have, of course, we have the promo in order to get the DR 2.0s out into the field. And we will be selling, as we have been selling in the past, workstation and one or two DataRecorders and a ten pack of the PillCam, a small bowel ten pack PillCam ESO. And hopefully also, later on this year, the patency capsule as well.

Lee Brown: And then OUS, can you give the number for 1.5 and 1.0 Recorders, please?

Zvi Ben David: Actually it was really none, that's why I didn't mention. It was mostly DR 2.0s during the quarter.

Lee Brown: OK. So would it be a correct statement to say that, of the 623 -- I mean you said that there were 623 DR-2.0 Recorders. Is it a correct statement to say that was the total number of Recorders sold?

Zvi Ben David: Yes.

Lee Brown: OK. And then in terms of ESO OUS, I know it's probably a very small number, could you just give that for us? Was it around 500, 600, or was it zero?

Zvi Ben David: It was a very small number.

Lee Brown: OK. That's all I had. I just had a few follow-up questions. I appreciate it.

Gavriel Meron: OK, Lee, thanks.

Operator: Mr. Meron, I'll turn the conference back to you for any additional or closing remarks.

Gavriel Meron: Thank you. Before we go, I'd like to just go over again the major points that we discussed. First of all, we had 73 percent growth in the quarter, a very significant growth. We have accelerating adoption of the PillCam platforms. We now have more than 2,400 sites. And this platform provides the basis, and has allowed us already to have more than 200,000 PillCam ingestions to date. We have the PillCam ESO that's really poised for significant growth moving forward. And of course the COLON capsule, that's diverged onto this platform, which opens up another -- as I mentioned -- another multi-billion dollar market potential.

And also, I would mention again that the ICCE consensus that will be published for the first time in the peer review publication will support further reimbursement wins moving forward. I'd also like to mention that we will have a strong presence at Digestive Disease Week, DDW that is on May 15th to 19th in Chicago. And some of you may come to that, and I'll be pleased to see you there. And those that won't -- and following DDW on the Thursday, May 19th, we will be holding a financial community breakfast meeting in New York. And this event will be webcast, and I invite you all to listen for updates in DDW and additional information. So thanks again.

Operator?

Operator: Thank you, sir. This does conclude today's conference. We thank you for your participation. You may disconnect at this time.

                                      END